UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil Group, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil Group, Inc.

901 S. Central Expressway

Richardson, Texas 75080

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2015 and 2014 and for the

Year Ended December 31, 2015, Supplemental Schedules as of and for the Year Ended

December 31, 2015, and

Report of Independent Registered Public Accounting

Firm

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee, Audit Committee and Participants of
Fossil Group, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Fossil Group, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, in 2015 the Plan retrospectively adopted Financial Accounting Standards Board Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), and No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).

The supplemental schedules of assets (held at end of year) as of December 31, 2015, and schedule of delinquent participant contributions for the year ended December 31, 2015, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 28, 2016

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014

ASSETS

Participant-Directed investments, at Fair Value	$76,496,240	$82,088,670

Receivables:
Notes Receivable from Participants	1,714,819	1,989,207
Employer Contributions	87,801	21,834
Employee Contributions	242,940	60,501
Receivables Due from Brokers	0	7,857

TOTAL RECEIVABLES	2,045,560	2,079,399

TOTAL ASSETS	78,541,800	84,168,069

LIABILITY

Excess Contributions Refundable	426,732	275,897

NET ASSETS AVAILABLE FOR BENEFITS	$78,115,068	$83,892,172

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

Net Assets Available for Benefits, Beginning of Year	$83,892,172

Investment Income/(Loss):
Net Depreciation in Fair Value of Investments	(5,853,518)
Interest and Dividends	898,657

Net Investment Loss	(4,954,861)

Contributions:
Employer	2,894,514
Employee	7,408,155
Rollover	627,912

Total Contributions	10,930,581

Interest from Notes Receivable from Participants	80,126

Total Additions	6,055,846

Deductions:
Benefits Paid	(11,778,511)
Administrative Fees	(54,439)

Total Deductions	(11,832,950)

Net Decrease in Net Assets Available for Benefits	(5,777,104)

Net Assets Available for Benefits, End of Year	$78,115,068

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. DESCRIPTION OF THE PLAN

The following description of the Fossil Group, Inc. Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization, Amendments and General Provisions — The Plan is a defined contribution plan covering eligible employees of certain eligible U.S. Fossil Group, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil Group, Inc. (the “Employer” or “Fossil”). The Plan’s trustee is Wells Fargo Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Contributions — The Plan is administered and documented in a manner intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Employees become eligible to make salary deferrals as of their date of employment. Effective January 1, 2016, the Plan was amended and restated in its entirety to bring the plan into compliance with the Pension Protection Act of 2006 (“PPA”).

Non-highly compensated employees are able to defer up to 100% of annual compensation into the Plan, on a pre-tax basis and/or an after-tax (Roth) basis subject to Code limitations of $18,000 for 2015. Highly compensated employees’ contributions are capped at 5% for the 2015 plan year. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute catch-up contributions up to $6,000 for 2015. Participants may also contribute amounts representing eligible rollover distributions from certain other retirement plans. Under the terms of the Plan, certain types of compensation (e.g., income from stock based programs and fringe benefits, including but not limited to, tuition reimbursements, housing and care allowances, COBRA reimbursements, international compensation and cost of living adjustments, etc.), along with deferred compensation and certain other severance payments, are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account.

Fossil makes a discretionary matching contribution and may make additional discretionary profit sharing contributions. In general, participants are eligible to receive the discretionary matching contributions and/or share in profit sharing contributions after completing three months of continuous service, provided they have completed 250 hours of service during that time.  For 2015, the discretionary matching contributions were $0.50 for every $1.00 contributed up to 6% of the employee’s eligible compensation subject to the Plan’s limitations. Pre-tax, excluding catch-up contributions, and after tax (Roth) contributions are eligible for the discretionary Employer matching contributions. No discretionary profit sharing contributions were made for 2015.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the Plan in violation of the Policy and Addendum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, shares of Fossil Group, Inc. Common Stock, and two common collective trusts as investment options for participants. Participants may only elect to contribute a maximum of 25% of their Account (along with future contribution deferrals) to the Fossil Group, Inc. Common Stock.

Vesting — Participants are 100% vested in their salary deferral and rollover contributions. Vesting in the Employer’s matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Participant Loans — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years. In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments within a cure period (which shall be the last day of the calendar quarter following the calendar quarter in which the default occurs, unless a shorter cure period is provided by Fossil) are considered defaulted loans and are recorded as deemed distributions to the participant.  Interest rates range from 4.25% to 5.25% and maturity dates range from 2016 to 2030.

Distribution of Benefits — Participants are entitled to receive a distribution of the vested portion of their account upon age 59 ½, termination of employment, disability, death, or in the event of financial hardship. On termination of service due to death, disability, or retirement, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account (or installments in the case of certain required minimum distributions) subject to certain conditions contained in the Plan document.

A participant who has terminated employment may defer benefit payments until reaching the normal retirement age defined by the Plan, provided his or her vested account balance is greater than $5,000. If the participant’s vested account balance is $5,000 or less following such termination, the Plan will issue the participant a full distribution in the form of a lump sum cash payment or the vested account balance will be rolled over into an individual retirement account (“IRA”) or another qualified plan per the conditions contained in the Plan document.

The Plan allows for in-service withdrawals to participants under the age of 59 ½ in the case of financial hardship as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 1/2, the participant may withdraw all or any portion of his/her vested accounts at any time. Rollover contributions can also be withdrawn at any time.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $343,176 and $109,566, respectively. During the year ended December 31, 2015, forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $10,127.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Fossil Inc.’s Common Stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. The Plan invests in units of two common collective trusts sponsored by the Trustee, valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

One of the collective trust funds is the Stable Value Fund, which is composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by funds from forfeited accounts or by Fossil.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $0 and $504 at December 31, 2015 and 2014, respectively.

Excess Contributions Refundable — The Plan is required to return contributions received during the Plan year in excess of the Code limits.

New Accounting Standards — The accounting standards initially adopted in 2015 are described below.

On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The Plan has elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-07 retrospectively, as required. These investments have been reported as a reconciling item in the fair value disclosures.

In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The Plan has elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for fully benefit-responsive investment contracts totaling $240,960 in the statements of net assets available for benefits. Certain historical disclosures that are no longer required were removed.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The description of the valuation methodologies used for assets measured at fair value are discussed in Note 2. There have been no changes in the methodologies used at December 31, 2015 and 2014.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	Active Markets
	for Identical	2015
	Assets (Level 1)	Total

Common Stock - Fossil Group Inc.	$2,784,848	$2,784,848
Mutual Funds	53,168,655	53,168,655
Investments measured at NAV	—	20,542,737
Total	$55,953,503	$76,496,240

	Active Markets
	for Identical	2014
	Assets (Level 1)	Total

Common Stock - Fossil Group Inc.	$8,294,094	$8,294,094
Mutual Funds	53,099,889	53,099,889
Investments measured at NAV	—	20,694,687
Total	$61,393,983	$82,088,670

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

4. STABLE VALUE FUND

The Wells Fargo Stable Return Fund N (the “Fund”) is a common collective trust fund sponsored by the Trustee. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”). Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund, when paid. It is the policy of the Fund to use its best efforts to preserve principal and achieve competitive returns by selecting investments not expected to experience price fluctuation in most economic environments, although there is no guarantee that the Fund will achieve these objectives.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•                  A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•                  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•                  Any transfer of assets from the Fund directly into a competing investment option

•                  The establishment of a defined contribution plan that competes with the Plan for employee contributions

•                  Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•                  Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•                  Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•                  Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2015 and 2014, the Plan held 76,174 and 74,897 shares, respectively, of Fossil Group, Inc. Common Stock (“Common Stock”), the sponsoring employer.  There were no dividends earned during 2015 on the Common Stock.

6. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Employer remitted certain 2015 and 2014 participant contributions of $38 and $60,501, respectively, to the Trustee later than the Plan’s normal remittance period, and therefore were considered untimely by the Department of Labor (DOL) Regulation 2510.3-102. The Employer took all necessary corrective actions and credited the affected participant accounts during 2015 with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

7. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee, who received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2014, which states that the prototype Plan document satisfies the applicable provisions of the Code. The current version of the Plan itself has not received a determination letter from the IRS, but the last determination letter on a prior version of the Plan was received on August 1, 2004. However, the Plan’s management believes that the Plan is currently designed and being operated in material compliance with the applicable requirements of the Code, except for any operational and administrative failures which have been, or will be, corrected in all material respects in accordance with the methods and principals of the Employee Plans Compliance Resolution System (EPCRS) and/or ERISA. Subject to the directly preceding sentence, the Plan Sponsor (a) has no information to suggest that the Plan has been disqualified, (b) believes the Plan has maintained its tax-exempt status, (c) has operated the Plan to be in compliance in all material respects under the appropriate section of the Code, and (d) intends to continue operating the Plan as a qualified plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8. NET ASSET VALUE (NAV) PER SHARE

The following tables for December 31, 2015 and 2014 set forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value Per Share
	at December 31, 2015
				Other	Redemption
	Fair	Unfunded	Redemption	Redemption	Notification
Investment	Value	Commitment	Frequency	Restrictions	Period

Wells Fargo Stable Return Fund N	$16,473,180	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund N	4,069,557	—	Immediate	None	None
Total	$20,542,737	$—

	Fair Value Estimated Using Net Asset Value Per Share
	at December 31, 2014
				Other	Redemption
	Fair	Unfunded	Redemption	Redemption	Notification
Investment	Value	Commitment	Frequency	Restrictions	Period

Wells Fargo Stable Return Fund N	$16,867,735	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund N	3,826,952	—	Immediate	None	None
Total	$20,694,687	$—

*                          The fair values of the investments have been estimated using the net asset value of the investment as the practical expedient.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2015 and 2014 is as follows:

	December 31,	December 31,
	2015	2014

Net assets available for benefits per the financial statements	$78,115,068	$83,892,172
Less: Employer contribution receivable at end of year	(87,801)	(21,834)
Less: Employee contribution receivable at end of year	(242,940)	(60,501)
Add: Adjustment from contract value to fair value	—	240,960
Net assets available for benefits per Form 5500	$77,784,327	$84,050,797

For the year ended December 31, 2015, the following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee

Contributions per the financial statements	$2,894,514	$7,408,155
Less: Contributions receivable at end of year	(87,801)	(242,940)
Add: Contributions receivable at beginning of year	21,834	60,501
Contributions per Form 5500	$2,828,547	$7,225,716

* * * * * *

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Plan Number: 002

Employer Number: 75-2018505

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

			(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Value

	Mutual Funds:
	American Funds Growth R6	Mutual Fund	$7,165,075
	Fidelity Contrafund	Mutual Fund	2,318,525
	Invesco Van Kampen Equity & Inc Fund Y	Mutual Fund	4,628,685
	Invesco Van Kampen Comstock Fund Y	Mutual Fund	2,324,646
	MSIF Mid Cap Growth/I	Mutual Fund	2,212,038
	Oppenheimer International Growth	Mutual Fund	5,595,083
	T. Rowe Price Retire 2010	Mutual Fund	505,465
	T. Rowe Price Retire 2020	Mutual Fund	1,576,761
	T. Rowe Price Retire 2030	Mutual Fund	5,068,673
	T. Rowe Price Retire 2040	Mutual Fund	6,899,324
	T. Rowe Price Retire 2050	Mutual Fund	6,299,134
	Delaware High-Yield Opportunities Inv	Mutual Fund	1,266,149
	PIMCO Total Return/Inst	Mutual Fund	2,613,083
	T. Rowe Price Ret Income	Mutual Fund	289,930
*	Wells Fargo Adv. Spec Small Cap Value I	Mutual Fund	4,406,084

	Common Stock:
*	Fossil Group, Inc.	Common Stock	2,784,848

	Common Collective Trusts:
*	Wells Fargo Stable Return Fund N	Common Collective Trust Fund	16,473,180
*	WF Enhanced Stock Market Fund N	Common Collective Trust Fund	4,069,557

	Notes Receivable from Participants:
*	Plan Participants	Loans to participants with interest rates ranging from 4.25% to 5.25% and maturity dates ranging from 2016 to 2030	1,714,819

	Total Investments		$78,211,059

*	Party-in-interest

See independent auditor’s report.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Plan Number: 002

Employer Number: 75-2018505

SCHEDULE H, PART IV, QUESTION 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
Participant Contributions Transferred Late to the Plan	Corrected	Outside VFCP	in VFCP	2002-51

Various payroll periods during 2014, corrected in 2015	$—	60,501	—	—
Various payroll periods during 2015, corrected in 2015	—	38	—	—
Participant contributions considered untimely by DOL	$—	$60,539	$—	$—
Check here if late participant loan contributions are included X

See independent auditor’s report.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65980 of Fossil Group, Inc. on Form S-8 of our report dated June 28, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of ASU 2015-07 and ASU 2015-12), relating to the financial statements and financial statement schedules of Fossil Group, Inc. Savings and Retirement Plan, appearing in this Annual Report on Form 11-K of the Fossil Group, Inc. Savings and Retirement Plan for the year ended December 31, 2015.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 28, 2016

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil Group, Inc. (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

/S/ DENNIS R. SECOR
Dennis R. Secor, Member of the Investment Committee

Date: June 28, 2016

Exhibit Index

Exhibit Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 14)